Alan J. Haughie

Senior Vice President and Chief Financial Officer

November 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Federal-Mogul Corporation

Form 10-K for the Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed July 26, 2012

File No. 001-34029

Dear Ms. Cvrkel:

Federal-Mogul Corporation (the “Company”) is submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated October 9, 2012 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2011 (“Annual Report”) and to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012. The Company has addressed your October 9, 2012 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan 48033

Tel. (248) 354-7700 · Fax (248) 354-8103

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 48

1.	We note from your statement of cash flows that expenditures for property, plant and equipment have been a significant cash outflow in the past few years. Please revise your Liquidity section of MD&A to disclose an estimate of your expected capital expenditures for the upcoming fiscal year.

Response:

The Company will revise the Liquidity section of its MD&A to disclose an estimated range of its expected capital expenditures for the upcoming fiscal year in its Annual Report on Form 10-K for the year ended December 31, 2012 and in future reports.

Audited Financial Statements

Consolidated Statements of Operations, page 55

2.	We note that for the year ended December 31, 2011, your equity earnings of non-consolidated affiliates represents approximately 44% of your consolidated loss before income taxes. Please tell us if your equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for any of your equity method affiliates exceeds 20 percent of such consolidated income for 2011. If so, please revise to include the separate financial statements of each significant affiliate as required by Rule 3-09 of Regulation S-X.

Response:

When performing the income significance test outlined in Rule 1-02(w) of Regulation S-X, the Company based its assessment on an average loss (as opposed to average income) for the income averaging calculation in computational note 2 as it was considered to be more reflective of the Company’s historical performance due to the prevalence of loss years in the five year historical period. The Company acknowledges that strict adherence to the income test guidance would have required the filing of separate audited financial statements for one of its non-consolidated affiliates, a joint venture located in Turkey in which the Company holds a 50% non-controlling interest, pursuant to Rule 3-09 of Regulation S-X for the year-ended December 31, 2011. However, the Company does not believe the financial statements of this affiliate are significant to the Company’s investors and it will submit a letter to the Division of Corporate Finance’s Office of the Chief Accountant requesting a waiver to the requirements of Rule 3-09 of Regulation S-X.

Note 6. Fair Value Measurements, page 72

3.	We note that your disclosure of assets and liabilities measured at fair value on a non-recurring basis includes trademarks and brand names, property, plant and equipment, and asset retirement obligations. Please revise to include fair value disclosures required by ASC 820-10-50 for the goodwill that was impaired and recorded at fair value during 2011.

Response:

The Company will revise its 2011 non-recurring fair value disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 and in future reports to include goodwill that was impaired and recorded at fair value as follows:

“Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2011 are set forth in the table below:

	Asset (Liability)	Level 3	(Loss)	Valuation Technique
	(Millions of Dollars)
December 31, 2011:
Goodwill	$206	$206	$(260)	C
Trademarks and brand names	277	277	(37)	C
Property, plant and equipment	8	8	(11)	C
Asset retirement obligation	(4)	(4)	—	C

Goodwill at three of the Company’s reporting units with a combined carrying value of $466 million was written down to its fair value of $206 million, resulting in a preliminary impairment charge of $259 million for the year ended December 31, 2011 and a finalization impairment charge of $1 million for the three months ended March 31, 2012. See Note 9 for further details.”

Note 9. Goodwill and Other Intangible Assets, page 76

4.	We note from the roll-forward of goodwill for the years ended December 31, 2011 and 2010 that there was a $19 million correction of tax adjustments during 2011. Please explain to us the nature of these tax adjustments and tell us why you believe it was appropriate to record these tax adjustments in 2011 rather than in a prior period.

Response:

The adjustment of certain income tax liabilities and goodwill is a correction of an error in amounts recorded on the post bankruptcy emergence opening balance sheet as of December 31, 2007 pursuant to American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, which resulted in a new basis of accounting using the principles of FAS 141, Business Combinations.

During 2011, the Company determined that certain income tax liabilities established upon emergence from bankruptcy were recorded incorrectly as a result of inaccurate information and misapplication of accounting guidance at the time resulting in an overstatement of income tax liabilities and an overstatement of goodwill in the amount of $19 million. In determining the appropriate accounting treatment, consideration was given to ASC 805-10-25-19 which states:

“After the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with ASC Topic 250.”

Furthermore, the guidance in ASC Topic 250 and SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), was also considered. SAB 99 states:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Based upon both qualitative and quantitative assessments, the Company concluded that restatement of prior period financial information for the error in income tax liabilities and goodwill in the amount of $19 million was not warranted. The impact on total assets as of December 31, 2011 and 2007 was 0.3% and 0.2%, respectively. The impact on goodwill and other indefinite-lived intangible assets as of December 31, 2011 and 2007 was 1.7% and 1.0%, respectively. The impact on net loss for the year ended December 31, 2011 was 3.0%, and given the Company’s size, the adjustments were small in absolute terms. It was determined that the most appropriate course of action (as disclosed in Note 9, Goodwill and Intangible Assets, Net) was to:

•	Correct the error in the period it was discovered by reducing goodwill and income tax liabilities at December 31, 2011 for the $19 million originally established in error;

•	Record income tax expense of $2.7 million during fiscal 2011 as a correction of prior years’ income tax benefit incorrectly recorded as movements on the related income tax liabilities; and

•	Disclose these corrections in the notes to the financial statements.

In conclusion, the Company has considered the quantitative and qualitative aspects of the misstatements and corrections thereto and believes them to be immaterial for 2011 and all prior periods. The Company believes the correction in the 2011 financial statements of the previously recorded error in 2007 did not have a material impact on the financial statements taken as a whole.

5.	We note your disclosure that there is $89 million of goodwill related to one reporting unit, for which carrying value exceeds fair value by 8% at December 31, 2011. We also note your disclosure that this is principally due to certain definite-lived intangible assets with implied fair values below carrying values that were not deemed impaired under FASB ASC 360. Please explain to us why these intangible assets were not deemed impaired as of December 31, 2011. It would appear that if the fair value of goodwill balance exceeds carrying amount by 8%, there should be an impairment charge either to goodwill or these intangible assets. Also, please revise your Critical Accounting Estimates section to provide more robust disclosure for each reporting unit that is at risk of failing step one of the goodwill impairment analysis which includes:

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

During the latter part of 2011, this particular reporting unit (“RU”) had events and changes in circumstances occur that indicated that the carrying amounts of its long-lived assets (PP&E and definite-lived intangible assets) may not be recoverable. This led the Company to test its long-lived assets for impairment in accordance with FASB ASC 360. Per FASB ASC 360-10-35-17:

“An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.”

The results of RU’s PP&E impairment testing in accordance with FASB ASC 360 indicated that two manufacturing locations had carrying values in excess of future undiscounted cash flows and recorded an $8 million impairment charge to write such assets to fair value. The results of RU’s definite-lived intangible asset impairment testing in accordance with FASB ASC 360 indicated that future undiscounted cash flows exceed the carrying value of such assets and no impairment was warranted.

After its review of long-lived assets for impairment, RU performed indefinite-lived intangible asset impairment testing in accordance with FASB ASC 350. RU first tested its trademark intangible asset for impairment. Based upon a comparison of the carrying value of the trademark asset to its fair value, RU recognized a $17 million impairment charge.

Finally, RU tested its goodwill for impairment, which failed step one of the impairment test. Given this step one failure, FASB ASC 350 requires the Company to derive an implied fair value of its goodwill and compare this value to the carrying value of the goodwill (step 2). FASB ASC 350-20-35-14 contains the following guidance on how to calculate an implied goodwill value:

“The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination or an acquisition by a not-for-profit entity was determined. That is, an entity shall assign the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination or an acquisition by a not-for-profit entity.”

Based upon the results of step 2, RU recognized a $123 million goodwill impairment charge. Given that the results of the RU’s step 2 goodwill impairment test resulted in an implied fair value of assets and liabilities after the goodwill impairment charge that was less than its carrying value, the Company performed a further review of its definite-lived intangible asset impairment analysis as this was the principal driver for the differential. Based upon this secondary review, the Company was comfortable in its conclusion that no impairment existed under the prescribed definite-lived intangible impairment testing guidance as the future undiscounted cash flows exceeded the carrying value of such assets.

With respect to the Staff’s request to provide more robust disclosure for each reporting unit that is at risk of failing step one of the goodwill impairment analysis, the following disclosure was contained within the notes of the Company’s Form 10-Q for the quarter ended September 30, 2012 and the Company intends to include such a disclosure within its Critical Accounting Estimates section in its Annual Report on Form 10-K for the year ended December 31, 2012 and in future reports:

“The Company performs its annual goodwill impairment analysis as of October 1, or more frequently if impairment indicators exist, in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles – Goodwill and Other. This impairment analysis compares the fair values of the Company’s reporting units to their related carrying values. If a reporting unit carrying value exceeds its fair value, the Company must then calculate the reporting unit’s implied fair value of goodwill and impairment charges are recorded for any excess of the goodwill carrying value over the implied fair value of goodwill. The reporting units’ fair values are based upon consideration of various valuation methodologies, including projected future cash flows discounted at rates commensurate with the risks involved, guideline transaction multiples, and multiples of current and future earnings.

The Company has eight reporting units that have goodwill. The following table categorizes the Company’s goodwill by reporting unit as of September 1, 2012 according to the level of excess between the reporting unit’s fair value and carrying value after giving effect to the 2012 impairment charges (excludes the $20 million of goodwill related to the Beru acquisition, which occurred at the end of September 2012):

	Fair Value Exceeds Carrying Value	Net Goodwill
		(Millions of Dollars)
Reporting Unit 1	6%	$46
Reporting Unit 2	13%	82
Reporting Unit 3	34%	116
Reporting Unit 4	48%	150
Reporting Unit 5	84%	90
Reporting Units 6-8	>100%	267

		$751

The Company notes that Reporting Unit 1 and Reporting Unit 2 with goodwill carrying values of $46 million and $82 million, respectively, are at risk of failing “Step 1” of a goodwill impairment analysis. As stated previously, reporting unit fair values are based upon consideration of various valuation methodologies, one of which is projecting future cash flows discounted at rates commensurate with the risks involved (“Discounted Cash Flow” or “DCF”). Assumptions used in a DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. The Company believes that its assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in a DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant. Such estimates are derived from the Company’s analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective. Specific assumptions used by the Company as of September 1, 2012 for the Reporting Unit 1 and Reporting Unit 2 were as follows:

	Reporting Unit 1	Reporting Unit 2
Weighted average cost of capital	13.5%	12.0%
Six year compound annual sales growth rate	5.4%	3.1%
Terminal year growth rate	2.5%	2.5%

The Company believes its growth and profitability assumptions related to these reporting units to be reasonable, however, it cannot predict the occurrence of certain future events that might adversely effect the reported value of these goodwill carrying values. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment of the Company’s customer base and material adverse effects in relationships with significant customers.”

Note 12. Debt, page 80

6.	We note from your disclosure in Note 12 that the debt facilities contain some affirmative and negative covenants. Please tell us and revise in future filings to confirm that you were in compliance with all of your debt covenants at December 31, 2011.

Response:

The Company confirms that it was in compliance with all of its debt covenants at December 31, 2011. The Company will include a statement about its compliance with its debt covenants in future periodic reports.

Form 10-Q for the Quarter Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

7.	We note your disclosure that as previously announced, your board of directors decided to segment your operations into two separate and independent divisions, the OE Division and the Global Aftermarket Division. Please tell us what effect, if any, the establishment of these two separate divisions will have on the reportable operating segments that you disclose in accordance with ASC 280.

Response:

The Company serves two, customer driven, markets; original equipment (“OE”) and aftermarket. These markets have virtually no common customers, and at times display counter-cyclical behavior. Prior to September 1, 2012, the Company’s integrated operations were organized into four operating/reporting segments generally corresponding to major product groups: Powertrain Energy (“PTE”), Powertrain Sealing and Bearings (“PTSB”), Vehicle Safety and Protection (“VSP”) and Global Aftermarket (“GA”). Two of these four operating/reporting segments, PTE and PTSB, contained the majority of the Company’s OE related business, together with a small proportion of aftermarket production, whereas the VSP segment was more evenly split between OE and aftermarket production. Management recently concluded that, given the dynamic and evolving nature of the automotive industry, and different risks, challenges and opportunities posed by the OE market and the aftermarket, the Company could better serve customers, manage the business and evaluate performance by segregating the OE businesses of PTE, PTSB and VSP and combining them into one OE focused segment, and aligning the aftermarket related manufacturing facilities from VSP, PTE and PTSB with GA to create one aftermarket focused segment.

Therefore, on March 12, 2012, the Company announced that its Board of Directors decided to create two separate and independent operating segments, the Powertrain segment, which primarily represents the Company’s OE business, and the Vehicle Component Solutions (“VCS”) segment, which primarily represents the Company’s aftermarket business. Both operating segments were appointed a Chief Executive Officer reporting directly to the Board of Directors. This change in Company structure aligned resources, management and the needs of the business into two end-customer focused operating segments from four operating segments that generally corresponded to major product groups.

The change in the Company’s structure made by the Board of Directors required the Company to reassess its operating and reporting segments pursuant to FASB ASC 280. Based on how the chief operating decision maker is now making operating decisions, assessing performance and allocating resources, the Company identified Powertrain and VCS as its two operating and therefore reporting segments and began disclosing them within the Company’s Form 10-Q for the quarter ended September 30, 2012. Prior period amounts were reclassified to conform with the presentation used in the September 30, 2012 quarterly financial statements.

* * * * *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

By:	/s/ Alan J. Haughie
Alan J. Haughie
Senior Vice President and Chief Financial Officer